Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Post-Effective Amendment to Registration Statement No. 033-60973 on Form N–1A of our report dated December 16, 2022, relating to the financial statements and financial highlights of Fidelity International High Dividend ETF, Fidelity Emerging Markets Multifactor ETF, Fidelity International Multifactor ETF, and Fidelity International Value Factor ETF, each a fund of Fidelity Covington Trust, appearing in the Annual Report on Form N-CSR of Fidelity Covington Trust for the year ended October 31, 2022, and to the references to us under the headings “Financial Highlights” in the Prospectus and “Independent Registered Public Accounting Firm” in the Statement of Additional Information, which are a part of such Registration Statement.

/s/ Deloitte & Touche LLP

Boston, Massachusetts

February 21, 2023